Exhibit 99.1

Appendix 4C Quarterly report for entities

admitted on the basis of commitments

Appendix 4C – 4th Quarter

Quarterly Report

For Entities Admitted on the Basis of Commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:

Prima BioMed Ltd	(ASX:PRR)

ABN:	Quarter Ended (“Current Quarter”)
90 009 237 889	30 June 2015

Consolidated Statement of Cash Flows

	Current Quarter	Year-to-Date
Cash flows related to operating activities	$A’000	$A’000
1.1 Receipts from customers	114	5,889
1.2 Payments for
(a) staff costs	(953)	(3,644)
(b) advertising and marketing	(44)	(278)
(c) research and development	(1,210)	(8,112)
(d) leased assets	—	—
(e) other working capital	(809)	(2,594)
1.3 Dividends received	—	—
1.4 Interest and other items of a similar nature received	8	344
1.5 Interest and other costs of finance paid	—	—
1.6 Income taxes expense	—	—
1.7 Other – (R&D tax refund, grants received)	329	1,503
Net operating cash flows	(2,565)	(6,892)

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Appendix 4C Quarterly report for entities

admitted on the basis of commitments

	Current Quarter $A’000	Year-to-Date $A’000
1.8 Net operating cash flows (carried forward)	(2,565)	(6,892)
Cash flows related to investing activities
1.9 Payment for acquisition of:	(5,081)	(20,877)
(a) businesses (item 5)
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	(46)
(e) other non-current assets	—	—
1.10 Proceeds from disposal of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets	—	—
1.11 Loans to other entities	—	—
1.12 Loans repaid by other entities	—	—
1.13 Other (provide details if material)	—	—
Net investing cash flows	(5,081)	(20,923)
1.14 Total operating and investing cash flows	(7,646)	(27,815)
Cash flows related to financing activities
1.15 Proceeds from issues of shares, options, etc.	6,394	7,758
1.16 Transfer of shares	—	—
1.17 Proceeds from borrowings net finance costs	—	2,854
1.18 Repayment of borrowings	—	(212)
1.19 Dividends paid	—	—
1.20 Other—capital raising costs	(67)	(78)
Net financing cash flows	6,327	10,322
Net increase (decrease) in cash held	(1,319)	(17,493)
1.21 Cash at beginning of quarter/year to date	8,010	23,200
1.22 Exchange rate adjustments to item 1.21	69	1,053
1.23 Cash at end of quarter	6,760	6,760

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Appendix 4C Quarterly report for entities

admitted on the basis of commitments

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

Current Quarter $A’000
1.24	Aggregate amount of payments to the parties included in item 1.2		220
1.25	Aggregate amount of loans to the parties included in item 1.11		—
1.26	Explanation necessary for an understanding of the transactions
Directors’ fees and consulting fees at normal commercial rates

Non-Cash Financing and Investing Activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated Assets and liabilities but did not involve cash flows
Issued 22,936,950 ordinary shares in relation to the Bergen funding agreement.
Convertible note converted into 166,097,263 ordinary shares at the election of Bergen under the terms of the Bergen funding agreement.
2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing Facilities Available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).
		Amount Available $A’000	Amount Used $ A’000
3.1	Loan facilities (*1)	—	—
3.2	Credit standby arrangements	—	—

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Appendix 4C Quarterly report for entities

admitted on the basis of commitments

Reconciliation of Cash
	Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current Quarter $A’000	Previous Quarter $A’000
4.1	Cash on hand and at bank	3,781	7,204
4.2	Deposits at call	2,729	556
4.3	Bank overdraft	—	—
4.4	Other (Term Deposit)	250	250
	Total: Cash at end of quarter (item 1.23)	6,760	8,010

Acquisitions and Disposals of Business Entities
		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	—	—
5.2	Place of incorporation or registration	—	—
5.3	Consideration for acquisition or disposal	—	—
5.4	Total net assets	—	—
5.5	Nature of business	—	—

Compliance Statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does give a true and fair view of the matters disclosed.

Sign Here:		Date: Tuesday 28th July 2015

Company Secretary

Print Name:	Deanne Miller

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Appendix 4C Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss

•	9.2 - itemised disclosure relating to acquisitions

•	9.4 - itemised disclosure relating to disposals

•	12.1(a) - policy for classification of cash items

•	12.3 - disclosure of restrictions on use of cash

•	13.1 - comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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